Exhibit B.3(d): Other Pages of CIBC’s 2018 Annual Report incorporated in Annual Information Form

•	“Glossary” pages 186-191

•	“Transfer Agent and Registrar” page 192

•	“Directors and Board Committees” page 194

Glossary

Allowance for credit losses

Under IFRS 9, allowance for credit losses represent 12 months of expected credit losses for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represent lifetime expected credit losses for instruments that have been subject to a significant increase in credit risk, including impaired instruments. Expected credit loss allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. Expected credit loss allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. Expected credit loss allowances for other financial assets are included in the carrying value of the instrument. Expected credit loss allowances for guarantees and loan commitments are included in other liabilities.

Under IAS 39, allowance for credit losses generally represented an allowance set up in the financial statements sufficient to absorb specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Allowance for credit losses are increased by provisions for credit losses and are reduced by write-offs, net of recoveries.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, and loans net of allowances.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying object, such as an asset, index or interest rate.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on preferred share redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

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Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line of the consolidated statement of income.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

Operating leverage

Operating leverage is the difference between the year-over-year percent change in revenue (on a taxable equivalent basis) and year-over-year percent change in non-interest expenses.

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Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the provision for credit losses line on the consolidated statement of income. Provision for credit losses for FVOCI debt securities and amortized cost securities is included in Gains (losses) from debt securities measured at fair value through other comprehensive income and amortized cost, net.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entities (SE)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross up tax-exempt revenue on certain securities to a TEB basis. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A transitional capital floor based on the Basel II standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWAs) may be required as prescribed by OSFI.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Asset/liability management (ALM)

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

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Bail-in eligible liabilities

Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital. Deposits, secured liabilities (for example, covered bonds), certain financial contracts (for example, derivatives) and most structured notes are not bail-in eligible.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Central counterparties

Central counterparties, also known as clearing houses, place themselves between the buyer and seller of an original trade through the process of novation and become the counterparty for the novated transaction.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWAs, as defined by OSFI’s Capital Adequacy Requirements Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards. During the period beginning in the third quarter of 2014 to the fourth quarter of 2018, on an all-in basis, before any capital floor requirement, there are three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios. This occurs because of the option CIBC has chosen for the phase-in of the CVA capital charge.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge (IRC)

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal ratings-based (IRB) approach for securitization exposures

Capital calculation method for securitizations available to the banks approved to use the IRB approach for underlying exposures securitized. We use the IRB approach for securitization exposures, which comprises several calculation approaches (Ratings-Based, Supervisory Formula, and the Internal Assessment Approach).

Leverage exposure

For the purposes of the leverage ratio, exposure is defined under the rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures).

Leverage ratio

Defined as Tier 1 capital divided by leverage exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

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Liquidity coverage ratio (LCR)

Derived from the BCBS’ Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR), the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered High Quality Liquid Assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 expected credit loss purposes.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Non-viability contingent capital (NVCC)

Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Operational risk

The risk of loss arising from people, inadequate or failed internal processes, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter (OTC) derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 expected credit loss purposes.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

Regulatory capital

Basel III regulatory capital, as defined by OSFI’s Capital Adequacy Requirements Guideline, is comprised of Common Equity Tier 1 (CET1), Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges and changes to fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Under Basel III, qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

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Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB and standardized approaches. The AIRB RWAs are calculated using PDs, LGDs, EADs, and in some cases maturity adjustment, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off- balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWAs for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWAs for operational risk relating to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events are calculated under the AMA and standardized approaches. During the period beginning in the third quarter 2014 to the fourth quarter of 2018, CET1 capital RWA, Tier 1 capital RWA, and Total capital RWA, will differ due to the phase-in of the CVA capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWAs.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. An SE normally issues securities or other forms of interest to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk weights are based on external credit assessments, where available, and other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk

A value-at-risk calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Structural foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates; and foreign currency denominated risk-weighted assets and foreign currency denominated capital deductions.

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.

Total loss absorbing capacity (TLAC)

The sum of Total Capital and bail-in-eligible liabilities that have residual maturity greater than or equal to one year.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2019

First quarter results – Thursday, February 28, 2019

Second quarter results – Wednesday, May 22, 2019

Third quarter results – Thursday, August 22, 2019

Fourth quarter results – Thursday, December 5, 2019

Annual Meeting of Shareholders 2019

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 4, 2019 at 9:30 a.m. (Eastern Daylight Time) in Montreal at the Centre Mont-Royal, Symposia Theatre, Main Floor, 1000 Sherbrooke St. W., Montreal, Quebec, Canada, H3A 0A6.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2018:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 27/18	Sep 28/18	Oct 29/18	$1.36	442,392,608
Jun 27/18	Jun 28/18	Jul 27/18	$1.33	443,272,873
Mar 27/18	Mar 28/18	Apr 27/18	$1.33	444,629,834
Dec 27/17	Dec 28/17	Jan 29/18	$1.30	442,056,838

Preferred shares

Stock	Series 39	Series 41	Series 43	Series 45	Series 47
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.R	CM.PR.S
Quarterly dividend	$0.243750	$0.234375	$0.225000	$0.275000	0.281250

2019 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28, 2018	January 28, 2019
March 28, 2019	April 29, 2019
June 28, 2019	July 29, 2019
September 27, 2019	October 28, 2019

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of: (i) CIBC purchasing 9 million common shares: (ii) CIBC providing a notice of termination, or (iii) June 3, 2019. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 74 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through AST Trust Company (Canada) (formerly CST Trust Company) and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

AST Trust Company (Canada), P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 1 800 258-0499 (Canada and the U.S. only), Fax 1 888 249-6189, Email: inquiries@astfinancial.com, Website: www.astfinancial.com.

Common and preferred shares are transferable in Canada at the offices of our agent, AST Trust Company (Canada), in Toronto, Montreal, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

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Board of Directors:

The Hon. John P. Manley, P.C., O.C. Chair of the Board CIBC Ottawa, Ontario, Canada Joined in 2005	Brent S. Belzberg (CGC, RMC) Senior Managing Partner TorQuest Partners Toronto, Ontario, Canada Joined in 2005	Nanci E. Caldwell (MRCC) Corporate Director Woodside, California, U.S.A. Joined in 2015	Michelle L. Collins (RMC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017

Patrick D. Daniel (CGC, MRCC) Past President and Chief Executive Officer Enbridge Inc. Calgary, Alberta, Canada Joined in 2009	Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Linda S. Hasenfratz (MRCC – Chair) Chief Executive Officer Linamar Corporation Guelph, Ontario, Canada Joined in 2004

Kevin J. Kelly (AC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Christine E. Larsen (AC) Executive Vice President and Chief Operations Officer First Data Corporation New York, New York, U.S.A. Joined in 2016	Nicholas D. Le Pan (AC) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Jane L. Peverett (AC – Chair, CGC) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009

Katharine B. Stevenson (CGC – Chair, MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (CGC, RMC) Vice Chair, Québec BCE Inc. and Bell Canada Verdun, Québec, Canada Joined in 2014	Ronald W. Tysoe (RMC) Corporate Director Cincinnati, Ohio, U.S.A. Joined in 2004	Barry L. Zubrow (RMC – Chair) President ITB LLC Far Hills, New Jersey, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

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